Filed by Inergy Midstream, LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

The following includes excerpts of a communication sent to Crestwood and Inergy Employees on September 17, 2013

To:	Crestwood and Inergy Employees
From:	Bob Phillips, President & CEO
Date:	September 17, 2013
Re:	Employee Update Communication

As previously promised, we want to continue our practice of updating you on the status of the merger, the merger integration process and key employee issues that may affect you. In an effort to keep you informed, please review the following and let us know if you have any questions.

Merger and Integration Update

We are excited to announce that the closing date for the merger is October 7. As you know, the post-merger senior management team was announced several weeks ago. Since that time, the executives have continued to drive the merger integration process, getting ready for Day 1 activities and putting a plan in place for the 4th quarter 2013 and full year 2014. I am pleased with their progress.

Many of you have been involved in those plans and we appreciate your contribution. To dispel any rumors, we do not plan layoffs or a reduction in workforce relating to the merger. As we said from the beginning, this merger is about combining two strong midstream partnerships into “one great partnership” and the merger integration process has not changed our strategy.

Compensation and 2013 Bonuses

We know you are anxious to learn about any changes in store for the compensation and benefits you have enjoyed as an employee of either Crestwood or Inergy. The Human Resources (HR) integration team has been hard at work to evaluate our current plans and pay practices. To avoid any confusion, the HR team has determined that between the merger date and year end 2013, there will be no changes to current compensation practices and benefit plans. You will continue to get paid and receive benefits just as you do today subject to the following.

For Inergy employees who have historically received a cash bonus after the end of the fiscal year (September 30, 2013), we intend to pay your annual bonuses according to past Inergy practices. After consulting with Inergy executives, we believe we can process 2013 bonuses for payment in either late October or early November which is consistent with past years. Additionally, for all Inergy employees that typically receive an adjustment to your annual base salary as part of the normal annual review process after the end of your fiscal year, we also plan to make those adjustments in accordance with past practices. We will provide you with a more detailed update on this process immediately following the merger close.

For Crestwood employees who have historically received cash bonuses and base salary adjustments after the end of the calendar year, your compensation practices won’t change either. Bonuses will be paid in the first quarter 2014 and salary adjustments will be made according to past practices.

To ensure that all Crestwood and Inergy employees are properly recognized for their tremendous contribution to both partnerships in 2013, and the merger and merger integration effort, I plan to recommend to the Compensation Committee of the post-merger Board of Directors that bonuses for 2013 be paid at target levels or as appropriate. I am proud of the way all Crestwood and Inergy employees have embraced the merger and the enthusiasm you have shown for our future together.

2014 Benefits

The HR integration team has been working hard to review all compensation and benefit plans currently in place for Crestwood and Inergy and to determine the best way to combine the plans into a new plan that will be beneficial for everyone. With a post-merger employee group of approximately 1,000 full time employees across the United States, we know this is a vitally important task for the new partnership. The HR integration team is making good progress on this front and we should be in position to finalize the plans and roll them out to you during the 4th quarter 2013.

We know how important it is to you to receive comprehensive and competitive pay and benefits so we are developing a new benefits program that will give you peace of mind and help you take care of you and your family. We are also taking into consideration any health care reform regulations that may impact them. Our medical plans will count as qualifying health coverage, so if you’re enrolled you will not have to worry about any health care reform individual mandate penalties.

We expect to hold open enrollment in mid-November for the new benefit plans that will begin on January 1, 2014. You will get more information about the new benefit plans and instructions for making your elections before enrollment begins.

The HR Team and Future Communications

As a part of our post-merger plan, we will begin merging the Crestwood and Inergy HR organizations during the 4th quarter 2013. This will allow us to add HR resources where needed, gain departmental efficiencies, assist in 2014 plan renewals and generally better serve our employee base going forward. The HR Team will report to Joel Moxley, SVP Operations Services in the post-merger organization.

However, we do not envision any changes to the current payroll or benefit systems until later in 2014. So please continue to utilize payroll systems, practices and procedures which are in currently place until we develop and implement a more comprehensive HR platform. One of our key goals in this merger integration process is to make HR a key support function and contributor to the success of our company.

We will continue to communicate with you as we traditionally have, but one of our goals for 2014 is to move all employees to an electronic platform so that we can communicate more efficiently by email or through a centralized website. Additionally, post-merger, we will continue the Crestwood tradition of periodic newsletters which highlight company operations across the country, recognize special employee performance, explain new company benefit programs and promote the company’s many charitable and community outreach programs in the areas we operate and live.

We appreciate your dedication and support during this time of transition. I remain very excited about this merger and the creation of a new midstream partnership. I hope you are sensing the excitement as well.

Looking forward to October 7th,

Bob Phillips

Additional Information and Where to Find It

This document contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream has filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus for the unitholders of Crestwood. The registration statement was declared effective by the SEC on September 5, 2013. Crestwood mailed the final proxy statement/prospectus to its unitholders on September 6, 2013. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com, under the heading “SEC Filings” in the Inergy Midstream, L.P. “Investor Relations” tab.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s and Inergy’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission, including their Annual Report on Form 10-K for the year ended December 31, 2012, and September 30, 2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither Crestwood nor Inergy assumes any obligation to update these forward-looking statements.